UNITED STATES

                      SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549






                                  FORM U-9C-3



                               QUARTERLY REPORT



                   For the quarter ended September 30, 2002

        Filed Pursuant to Rule 58 of the Public Utility Holding Company
                                  Act of 1935







                          ALLIANT ENERGY CORPORATION

                             4902 N. Biltmore Lane

                         Madison, Wisconsin 53718-2132

                                 608-458-3311

                          ALLIANT ENERGY CORPORATION

                                  FORM U-9C-3

                   For the Quarter Ended September 30, 2002




                                   CONTENTS

                                                                                      Page
ITEM 1 - Organization Chart                                                             3

ITEM 2 - Issuances and Renewals of Securities and Capital Contributions                 5

ITEM 3 - Associate Transactions                                                         6

ITEM 4 - Summary of Aggregate Investment                                                7

ITEM 5 - Other Investments                                                              8

ITEM 6 - Financial Statements and Exhibits                                              8

SIGNATURES                                                                              8

EXHIBIT A                                                                               9


ITEM 1 - ORGANIZATION CHART
(As of September 30, 2002)

------------------------------------------------------------- ----------- ------------ ---------------- --------------- ------------
                         Name of Company                      Energy- or                                 Percentage of
                  (Organization Chart Hierarchy)                  Gas-                                      Voting        Nature of
              (Inactive companies denoted with (*))             Related     Date of       State of         Securities     Business
             (Reporting companies denoted with (**))            Company   Organization   Organization        Held           (a)
------------------------------------------------------------- ----------- ------------ ---------------- --------------- ------------
Alliant Energy Corporation                                        N/A         N/A           N/A               N/A            N/A
------------------------------------------------------------- ----------- ------------ ---------------- --------------- ------------
   Wisconsin Power and Light Company                              N/A         N/A           N/A               N/A            N/A
------------------------------------------------------------- ----------- ------------ ---------------- --------------- ------------
        Dais Analytic Corporation (**)                          Energy      4/19/93       New York             2%        (ii)
------------------------------------------------------------- ----------- ------------ ---------------- --------------- ------------
   Alliant Energy Resources, Inc.                                 N/A         N/A           N/A               N/A            N/A
------------------------------------------------------------- ----------- ------------ ---------------- --------------- ------------
        ADI Thermal Power, Corp. (**)                           Energy      8/11/97      Washington            4%        (ii)
------------------------------------------------------------- ----------- ------------ ---------------- --------------- ------------
        American Superconductor Corporation (**)                Energy      4/9/87        Delaware            < 1%       (ii)
------------------------------------------------------------- ----------- ------------ ---------------- --------------- ------------
        AnAerobics, Inc. (**) (NEW)                             Energy      5/8/96        Delaware             5%        (ix) - 3
------------------------------------------------------------- ----------- ------------ ---------------- --------------- ------------
        AstroPower, Inc. (**)                                   Energy      4/28/89       Delaware            < 1%       (ii)
------------------------------------------------------------- ----------- ------------ ---------------- --------------- ------------
        CellTech Power, Inc. (**)                               Energy      5/1/00      Massachusetts          1%        (ii)
------------------------------------------------------------- ----------- ------------ ---------------- --------------- ------------
        Nth Power Technologies Fund II, LP (**)                 Energy      2/25/00      California            8%        (ii)
------------------------------------------------------------- ----------- ------------ ---------------- --------------- ------------
        Proton Energy Systems, Inc. (**)
        (Also owned by AER Holding Company)                     Energy      8/16/96       Delaware            < 1%       (ii)
------------------------------------------------------------- ----------- ------------ ---------------- --------------- ------------
        SmartEnergy, Inc. (**)                                  Energy      11/3/00       Delaware            95%        (v) - 3
------------------------------------------------------------- ----------- ------------ ---------------- --------------- ------------
        STM Power, Inc. (**) (NEW)                              Energy      4/1/93        Michigan             4%        (ii)
------------------------------------------------------------- ----------- ------------ ---------------- --------------- ------------
        AER Holding Company                                       N/A         N/A           N/A               N/A            N/A
------------------------------------------------------------- ----------- ------------ ---------------- --------------- ------------
             Henwood Energy Services, Inc. (**)                 Energy      8/9/85       California           17%        (i)
------------------------------------------------------------- ----------- ------------ ---------------- --------------- ------------
             Proton Energy Systems, Inc. (**)
             (Also owned by Alliant Energy Resources, Inc.)     Energy      8/16/96       Delaware            < 1%       (ii)
------------------------------------------------------------- ----------- ------------ ---------------- --------------- ------------
        Alliant Energy Integrated Services Company                N/A         N/A           N/A               N/A            N/A
------------------------------------------------------------- ----------- ------------ ---------------- --------------- ------------
             Industrial Energy Applications, Inc. (**)          Energy      9/22/83         Iowa              100%       (i)
------------------------------------------------------------- ----------- ------------ ---------------- --------------- ------------
                  BFC Gas Company LC (**)                       Energy      12/7/95         Iowa              60%        (vi)
------------------------------------------------------------- ----------- ------------ ---------------- --------------- ------------
                  Energys, Inc. (**)                            Energy      6/25/84      Wisconsin            100%       (i)
------------------------------------------------------------- ----------- ------------ ---------------- --------------- ------------
             RMT, Inc. (**)                                     Energy      7/29/83      Wisconsin            100%       (vii) - 1
------------------------------------------------------------- ----------- ------------ ---------------- --------------- ------------
                  Residuals Management Technology,
                     Inc., Ohio (**)                            Energy      1/22/97         Ohio              48%        (vii) - 1
------------------------------------------------------------- ----------- ------------ ---------------- --------------- ------------
                  RMT North Carolina, Inc. (**)                 Energy      4/6/69      North Carolina        100%       (vii) - 1
------------------------------------------------------------- ----------- ------------ ---------------- --------------- ------------
                  RMT, Inc., Michigan (**)                      Energy     12/15/95       Michigan            100%       (vii) - 1
------------------------------------------------------------- ----------- ------------ ---------------- --------------- ------------
                  RMT International, Inc. (**)                  Energy      10/9/97      Wisconsin            100%       (vii) - 1
------------------------------------------------------------- ----------- ------------ ---------------- --------------- ------------
             Heartland Energy Group, Inc. (**)                  Energy      6/1/95       Wisconsin            100%       (v) - 1
------------------------------------------------------------- ----------- ------------ ---------------- --------------- ------------
                  Industrial Energy Applications
                     Delaware Inc.                                N/A         N/A           N/A               N/A            N/A
------------------------------------------------------------- ----------- ------------ ---------------- --------------- ------------
                       Oak Hill Pipeline LP (**)                Energy      4/1/97         Texas              99%        (ix) - 1
------------------------------------------------------------- ----------- ------------ ---------------- --------------- ------------
                       Alliant South Texas Pipeline, LP (**)
                            (Also owned by Alliant Energy
                            Field Services, LLC)                Energy      4/20/99        Texas              99%        (ix) - 1
------------------------------------------------------------- ----------- ------------ ---------------- --------------- ------------
                       Alliant Energy Desdemona, LP (**)
                            (Also owned by Alliant Energy
                            Field Services, LLC)                Energy      2/14/00       Delaware            99%        (ix) - 1
------------------------------------------------------------- ----------- ------------ ---------------- --------------- ------------
                       Bastian Bay Pipeline, LP (**) (Also
                            owned by Alliant Energy Field
                            Services, LLC)                      Energy      8/31/00        Texas              90%        (ix) - 1
------------------------------------------------------------- ----------- ------------ ---------------- --------------- ------------
                  Alliant Energy Field Services, LLC              N/A         N/A           N/A               N/A            N/A
------------------------------------------------------------- ----------- ------------ ---------------- --------------- ------------
                       Alliant South Texas Pipeline, LP (**)
                           (Also owned by Industrial Energy
                           Applications Delaware Inc.)          Energy      4/20/99        Texas              99%        (ix) - 1
------------------------------------------------------------- ----------- ------------ ---------------- --------------- ------------
                                       3
------------------------------------------------------------- ----------- ------------ ---------------- --------------- ------------
                       Alliant Energy Desdemona, LP (**)
                           (Also owned by Industrial Energy
                           Applications Delaware Inc.)          Energy      2/14/00       Delaware            99%        (ix) - 1
------------------------------------------------------------- ----------- ------------ ---------------- --------------- ------------
                       Bastian Bay Pipeline, LP (**) (Also
                            owned by Industrial Energy
                            Applications Delaware Inc.)         Energy      8/31/00        Texas              90%        (ix) - 1
------------------------------------------------------------- ----------- ------------ ---------------- --------------- ------------
                  NG Energy Trading, LLC (**)                   Energy      9/26/00       Oklahoma             50%        (v) - 1
------------------------------------------------------------- ----------- ------------ ---------------- --------------- ------------
             Alliant Energy Integrated Services -
                Energy Solutions LLC (**)                       Energy      1/1/01          Iowa               100%       (i)
------------------------------------------------------------- ----------- ------------ ---------------- --------------- ------------
                  Schedin & Associates, Inc. (*) (**)           Energy      6/22/82      Minnesota             100%       (i)
------------------------------------------------------------- ----------- ------------ ---------------- --------------- ------------
                  SVBK Consulting Group, Inc. (*) (**)          Energy      7/2/85        Florida              100%       (i)
------------------------------------------------------------- ----------- ------------ ---------------- --------------- ------------
             Alliant Energy Integrated Services -
                Energy Management LLC (**)                      Energy      1/1/01          Iowa               100%       (i)
------------------------------------------------------------- ----------- ------------ ---------------- --------------- ------------
             Energy Performance Services, Inc. (**)             Energy     12/17/93     Pennsylvania           100%       (i)
------------------------------------------------------------- ----------- ------------ ---------------- --------------- ------------
             Cogenex Corporation (**)                           Energy      9/26/83     Massachusetts          100%       (i)
------------------------------------------------------------- ----------- ------------ ---------------- --------------- ------------
                  APS Cogenex LLC (**)                          Energy      9/29/95       Delaware             50%        (i)
------------------------------------------------------------- ----------- ------------ ---------------- --------------- ------------
                  Energy Capital and Services I, LP (**)        Energy      5/4/90      Massachusetts          100%       (i)
------------------------------------------------------------- ----------- ------------ ---------------- --------------- ------------
                  Energy Capital and Services II, LP (**)       Energy     11/13/90     Massachusetts          100%       (i)
------------------------------------------------------------- ----------- ------------ ---------------- --------------- ------------
                  Cogenex West Corporation (**)                 Energy      9/26/83     Massachusetts          100%       (i)
------------------------------------------------------------- ----------- ------------ ---------------- --------------- ------------
                  EUA Cogenex-Canada Inc. (**)                  Energy     10/11/94        Canada              100%       (i)
------------------------------------------------------------- ----------- ------------ ---------------- --------------- ------------
                       EUA Cogenex-Canada Energy
                          Services, Inc. (**)                   Energy     12/16/97        Canada              100%       (i)
------------------------------------------------------------- ----------- ------------ ---------------- --------------- ------------
                            AGRA Cogenex Joint Venture (**)     Energy      7/8/97         Canada              50%        (i)
------------------------------------------------------------- ----------- ------------ ---------------- --------------- ------------
                  Northeast Energy Management, Inc. (**)        Energy      1/7/94      Massachusetts          100%       (i)
------------------------------------------------------------- ----------- ------------ ---------------- --------------- ------------
        Alliant Energy Investments, Inc.                          N/A         N/A           N/A               N/A            N/A
------------------------------------------------------------- ----------- ------------ ---------------- --------------- ------------
             Heartland Energy Services, Inc.                      N/A         N/A           N/A               N/A            N/A
------------------------------------------------------------- ----------- ------------ ---------------- --------------- ------------
                  ReGENco LLC (**)                              Energy      4/19/99      Wisconsin            30%        (vii) - 2
------------------------------------------------------------- ----------- ------------ ---------------- --------------- ------------
        Alliant Energy Synfuel LLC                                N/A         N/A           N/A               N/A            N/A
------------------------------------------------------------- ----------- ------------ ---------------- --------------- ------------
             Kaufman & Broad-Nexgen LLC                           N/A         N/A           N/A               N/A            N/A
------------------------------------------------------------- ----------- ------------ ---------------- --------------- ------------
                  West Virginia Synfuel LP                        N/A         N/A           N/A               N/A            N/A
------------------------------------------------------------- ----------- ------------ ---------------- --------------- ------------
                       Alpha Synfuel LLC                          N/A         N/A           N/A               N/A            N/A
------------------------------------------------------------- ----------- ------------ ---------------- --------------- ------------
                            New River Synfuel LLC (**)          Energy     10/14/99       Colorado            22%        (vi)
------------------------------------------------------------- ----------- ------------ ---------------- --------------- ------------
        Alliant Energy Transportation, Inc.                       N/A         N/A           N/A               N/A            N/A
------------------------------------------------------------- ----------- ------------ ---------------- --------------- ------------
             Williams Bulk Transfer Inc. (**)                   Energy      4/27/99         Iowa              100%       (ix) - 2
------------------------------------------------------------- ----------- ------------ ---------------- --------------- ------------

N/A - Not applicable
(a)   The following abbreviations were used:

----------------- -----------------------------------------------------------------------------
Abbreviation      Nature of Business
----------------- -----------------------------------------------------------------------------
(i)               Energy management services
(ii)              Development and commercialization of innovative electro technologies
(v) - 1           Brokering and marketing of energy commodities - natural gas
(v) - 2           Brokering and marketing of energy commodities - electricity
(v) - 3           Brokering and marketing of energy commodities - natural gas and electricity
(vi)              Production of alternative fuels
(vii) - 1         Environmental licensing, testing, and remediation services
(vii) - 2         Integrated turbine and generator services
(ix) - 1          Fuel transportation facilities services
(ix) - 2          Fuel handling and storage facilities services
(ix) - 3          Waste water treatment
----------------- -----------------------------------------------------------------------------

ITEM 2 - ISSUANCES AND RENEWALS OF SECURITIES AND CAPITAL CONTRIBUTIONS:
Investment level at September 30, 2002

----------------------------------------- --------------------------- -------------- -----------------------------------------------
                                                                         Principal
                  Company                             Type of            Amount of                      Person to
                  Issuing                             Security           Security                Whom Security was Issued
                 Security                              Issued         (in thousands)                      (1)
----------------------------------------- --------------------------- -------------- -----------------------------------------------
ADI Thermal Power, Corp.                     Common stock                   $200      Alliant Energy Resources, Inc.
Alliant Energy Desdemona, LP                 Partnership capital          $1,569      Industrial Energy Applications Delaware Inc.
                                             Partnership capital              $1      Alliant Energy Field Services, LLC
Alliant Energy Integrated Services -
     Energy Management LLC                   Money pool borrowings       $12,889      Alliant Energy Resources, Inc.
Alliant Energy Integrated Services -
     Energy Solutions LLC                    Money pool borrowings        $4,970      Alliant Energy Resources, Inc.
Alliant South Texas Pipeline, LP             Partnership capital          $6,140      Industrial Energy Applications Delaware Inc.
                                             Partnership capital              $9      Alliant Energy Field Services, LLC
American Superconductor Corporation          Common stock                   $963      Alliant Energy Resources, Inc.
AnAerobics, Inc.                             Preferred stock              $1,333      Alliant Energy Resources, Inc
AstroPower, Inc.                             Common stock                   $497      Alliant Energy Resources, Inc.
BFC Gas Company LC                           Capital                      $2,109      Industrial Energy Applications, Inc.
CellTech Power, Inc.                         Series A preferred stock       $252      Alliant Energy Resources, Inc.
Cogenex Corporation (Incl. subsidiaries)     Money pool borrowings       $72,652      Alliant Energy Resources, Inc.
Dais Analytic Corporation                    Common stock                    $90      Wisconsin Power and Light Company
Energys, Inc.                                Common stock                 $8,746      Industrial Energy Applications, Inc.
                                             Money pool borrowings          $777      Alliant Energy Resources, Inc.
Energy Performance Services, Inc.            Money pool borrowings       $17,158      Alliant Energy Resources, Inc.
Heartland Energy Group, Inc.                 Common stock                 $5,011      Alliant Energy Integrated Services Company
                                             Money pool borrowings       $21,096      Alliant Energy Resources, Inc.
Henwood Energy Services, Inc.                Common stock                 $1,342      AER Holding Company
Industrial Energy Applications, Inc.         Common stock                $21,060      Alliant Energy Integrated Services Company
                                             Money pool borrowings       $26,646      Alliant Energy Resources, Inc.
New River Synfuel LLC                        Capital                      $4,046      Alpha Synfuel LLC
NG Energy Trading, LLC                       Capital                      $2,250      Heartland Energy Group, Inc.
Nth Power Technologies Fund II, LP           Partnership capital          $5,500      Alliant Energy Resources, Inc.
Oak Hill Pipeline LP                         Partnership capital          $2,279      Industrial Energy Applications Delaware Inc.
Proton Energy Systems, Inc.                  Common stock                   $499      Alliant Energy Resources, Inc.
                                             Common stock                    $22      AER Holding Company
ReGENco LLC                                  Class A units                $1,083      Heartland Energy Services, Inc.
                                             Class B units                  $667      Heartland Energy Services, Inc.
RMT, Inc. (Incl. subsidiaries)               Common stock                $11,822      Alliant Energy Integrated Services Company
SmartEnergy, Inc.                            Common stock                $15,000      Alliant Energy Resources, Inc.
                                             Bridge loan                 $21,795      Alliant Energy Resources, Inc.
STM Power, Inc.                              Preferred stock              $2,500      Alliant Energy Resources, Inc
Williams Bulk Transfer Inc.                  Common stock                     $1      Alliant Energy Transportation, Inc.
                                             Money pool borrowings        $4,807      Alliant Energy Resources, Inc.
-------------------------------------------- ------------------------ -------------- -----------------------------------------------

(1) Associate companies.

ITEM 3 - ASSOCIATE TRANSACTIONS
For the Quarter Ended September 30, 2002

Part I -- Transactions performed by reporting companies on behalf of associate companies (a):

-------------------------------------------------------------------------------------------------------------------------------
Reporting        Associate                                         Direct       Indirect                        Total
 Company          Company              Types of                    Costs         Costs         Cost of          Amount
Rendering        Receiving             Services                   Charged       Charged         Capital         Billed
 Services        Services              Rendered                (in thousands) (in thousands) (in thousands)  (in thousands)
-------------------------------------------------------------------------------------------------------------------------------
RMT              WP&L            Environmental consulting          $449            $-              $-             $449
RMT              IEA             Environmental consulting            35             -               -               35
RMT              IP&L            Environmental consulting           120             -               -              120
RMT              Resources       Environmental consulting            42             -               -               42
RMT              Barge           Environmental consulting             3             -               -                3
RMT              AE Generation   Environmental consulting             1             -               -                1
HES              WP&L            Software license                    22             -               -               22
-------------------------------------------------------------------------------------------------------------------------------

Part II -- Transactions performed by associate companies on behalf of reporting companies (a):

--------------------------------------------------------------------------------------------------------------------------------
Associate        Reporting                                           Direct       Indirect                        Total
 Company          Company                 Types of                   Costs         Costs         Cost of          Amount
Rendering        Receiving                Services                  Charged       Charged        Capital          Billed
 Services        Services                 Rendered               (in thousands) (in thousands) (in thousands)  (in thousands)
--------------------------------------------------------------------------------------------------------------------------------
RMT                IEA               Environmental consulting         $35            $-              $-             $35
--------------------------------------------------------------------------------------------------------------------------------

(a)    The following abbreviations were used:

------------------ ------------------------------------------          -------------- ------------------------------------------
Abbreviation       Legal Name                                          Abbreviation   Legal Name
------------------ ------------------------------------------          -------------- ------------------------------------------
AE Generation      Alliant Energy Generation, Inc.                     IP&L           Interstate Power and Light Company
Barge              IEI Barge Services, Inc.                            Resources      Alliant Energy Resources, Inc.
HES                Henwood Energy Services, Inc.                       RMT            RMT, Inc.
IEA                Industrial Energy Applications, Inc.                WP&L           Wisconsin Power and Light Company

------------------ ------------------------------------------          -------------- ------------------------------------------


ITEM 4 - SUMMARY OF AGGREGATE INVESTMENT
(Dollars in thousands)

Investments in energy-related companies:

---------------------------------------------------------------------------------- -------------------------- ----------
Total consolidated capitalization as of September 30, 2002 (a)                            $4,982,642          Line 1
---------------------------------------------------------------------------------- -------------------------- ----------
Total capitalization multiplied by 15% (Line 1 multiplied by 0.15)                           747,396          Line 2
---------------------------------------------------------------------------------- -------------------------- ----------
Greater of $50 million or total capitalization multiplied by 15% (Line 2)                    747,396          Line 3
---------------------------------------------------------------------------------- -------------------------- ----------
Total current aggregate investment subsequent to April 21, 1998 (categorized by major line of energy-related business):
     Energy-related business category i                                                      117,765
     Energy-related business category ii                                                      15,022
     Energy-related business category iii                                                          -
     Energy-related business category iv                                                           -
     Energy-related business category v                                                       61,864
     Energy-related business category vi                                                      12,710
     Energy-related business category vii                                                      2,850
     Energy-related business category viii                                                   240,233 (b)
     Energy-related business category ix                                                      14,527
     Energy-related business category x                                                            -
                                                                                      --------------
          Total current aggregate investment                                                 464,971          Line 4
---------------------------------------------------------------------------------- -------------------------- ----------
Difference between the greater of $50 million or 15% of capitalization and the total aggregate investment of the registered holding company system
(Line 3 less Line 4)                                                                        $282,425          Line 5
---------------------------------------------------------------------------------- -------------------------- ----------

Investments in gas-related companies:

------------------------------------------------------------------------ -------------------------
Total current aggregate investment (categorized by major line of gas-related business):
     Gas-related business category i                                                    $-
     Gas-related business category ii                                                    -
                                                                                -------------
         Total current aggregate investment                                             $-
------------------------------------------------------------------------ -------------------------

(a) Includes common equity, cumulative preferred stock of subsidiaries, long-term debt, current maturities and sinking funds and short-term debt (variable rate demand bonds, commercial paper and other short-term borrowings).

(b) Represents $128,875,000 of payments and $111,358,000 of commitments for future payments required to purchase generation equipment that Alliant Energy intends to use to develop one or more qualifying facilities.

ITEM 5 - OTHER INVESTMENTS
(Dollars in thousands)

------------------------------------------ ----------------- ---------------- ----------------------------------------------------
                                                Other             Other
              Major Line Of                   Investment       Investment
             Energy-Related                    In Last           In This                     Reason for Difference
                Business                    U-9C-3 Report     U-9C-3 Report                   In Other Investment
------------------------------------------ ----------------- ---------------- ----------------------------------------------------
Energy-related business category i*
     Henwood Energy Services, Inc.               $1,342          $1,342         No change.
     Industrial Energy Applications, Inc.        47,133          47,133         No change.

Energy-related business category v*
     Cargill-Alliant, LLC                        $5,000              $0         In the third quarter of 2002, Alliant Energy
                                                                                Corporation sold their entire investment in
                                                                                Cargill-Alliant, LLC.
     Heartland Energy Group, Inc.                 3,289           3,289         No change.

Energy-related business category vi*
     BFC Gas Company LC                          $2,569          $2,109         In the third quarter of 2002, BFC Gas Company LC
                                                                                made a distribution of $460 to Industrial Energy
                                                                                Applications, Inc.

Energy-related business category vii*
     RMT, Inc. (including subsidiaries)         $11,822         $11,822         No change.

Energy-related business category ix*
     Oak Hill Pipeline LP                        $2,725          $2,279         In the third quarter of 2002, Oak Hill Pipeline LP
                                                                                made a distribution of $446 to Industrial Energy
                                                                                Applications Delaware Inc.
------------------------------------------ ----------------- ---------------- ----------------------------------------------------

* Item 5 includes aggregate investments that were invested or committed to be invested in energy-related companies, prior to the date Rule 58 was effective for Alliant Energy Corporation (April 21, 1998 - Date Alliant Energy Corporation became a registered holding company), for which there is recourse, directly or indirectly, to Alliant Energy Corporation or any subsidiary thereof.

ITEM 6 - FINANCIAL STATEMENTS AND EXHIBITS
List all financial statements and exhibits filed as a part of this report.

A.  FINANCIAL STATEMENTS:

Filed under confidential treatment pursuant to Rule 104 (b).

B.    EXHIBITS:

1.    Exhibit A - Certificate of Alliant Energy Corporation

2.    Copies of contracts required by Item 3:
        None

                                  SIGNATURES

Pursuant to the requirements of the Public Utility Holding Company Act of 1935, Alliant Energy Corporation has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized on the 22nd day of November 2002.

ALLIANT ENERGY CORPORATION
--------------------------
Registrant

By: /s/ John E. Kratchmer                            Vice President-Controller and Chief Accounting Officer
-------------------------                            (Principal Accounting Officer)
John E. Kratchmer


                                                                      Exhibit A


                          ALLIANT ENERGY CORPORATION
             4902 N. Biltmore Lane, Madison, Wisconsin 53718-2132

                                  CERTIFICATE

Pursuant to the requirements of Rule 58 of the Public Utility Holding Company Act of 1935, the undersigned certifies that a conformed copy of the quarterly report on Form U-9C-3 shall be filed with the interested state commissions promptly after filing with the SEC. The names and addresses of each state commission having jurisdiction over the retail rates of the public utility companies that are associate companies of any of the reporting companies are:

Iowa Utilities Board
350 Maple Street
Des Moines, Iowa 50319-0069

Illinois Commerce Commission
527 E. Capitol Avenue
Springfield, Illinois 62701

Minnesota Public Utilities Commission
121 7th Place E. Suite 350
St. Paul, MN 55101-2147

Public Service Commission of Wisconsin
610 North Whitney Way, P.O. Box 7854
Madison, Wisconsin 53707-7854


ALLIANT ENERGY CORPORATION
--------------------------
Registrant

By: /s/ John E. Kratchmer                            Vice President-Controller and Chief Accounting Officer
-------------------------                            (Principal Accounting Officer)
John E. Kratchmer
